10029927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galway Capital, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3050 POST OAK BLVD, SUITE 3050
(No. and Street)

HOUSTON (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J Miller (713)952-0186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell and Jones, LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Blvd, Suite 1600 Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold J. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galway Capital, L.P., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREW LINDSEY SMITH
Notary Public, State of Texas
My Commission Expires
March 08, 2013

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (1) ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (2) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (3) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (4) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (5) ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) See Note 4 to Financial Statements
(2) See Note 5 to Financial Statements
(3) See Note 5 to Financial Statements
(4) See Footnote to Schedule I
(5) See Note 6 to Financial Statements

GALWAY CAPITAL, L.P.

Financial Statements and Supplementary
Information Required by SEC Rule 17a-5

December 31, 2009

GALWAY CAPITAL, L.P.

DECEMBER 31, 2009

TABLE OF CONTENTS

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Galway Capital, L.P.

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (the "Partnership") as of December 31, 2009, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Galway Capital, L.P. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
January 29, 2010

)40 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

GALWAY CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	30,841
Accounts receivable, less allowance for doubtful account of $15,000		-
Prepaid expenses		1,260
Furniture, equipment, and computer software, less accumulated depreciation and amortization of $81,523 at December 31, 2009		-
TOTAL ASSETS	$	32,101
LIABILITIES AND PARTNERS' CAPITAL		
Accrued liabilities	$	-
TOTAL LIABILITIES		-
Partners' capital		32,101
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	32,101

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues		
Consulting income	$	40,000
Total revenues		40,000
Operating expenses		
Allowance for doubtful accounts		15,000
Professional services		9,775
Service fees		5,250
Depreciation and amortization		1,052
Dues and subscriptions		1,210
License fees		325
Insurance		150
Total operating expenses		32,762
Net income	$	7,238

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2009

	General Partner	Limited Partners		
	HJ Miller Company, Inc.	Robert Hardy	Harold Miller	Total
Balance at January 1, 2009	$ 7,187	$ 31,404	$ (13,728)	$ 24,863
Net income	72	2,508	4,658	7,238
Balance at December 31, 2009	$ 7,259	$ 33,912	$ (9,070)	$ 32,101

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	7,238
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Allowance for doubtful accounts		15,000
Depreciation and amortization		1,052
Change in accounts receivable		(15,000)
Change in prepaid expenses		550
Change in accrued expenses		(875)
Net cash provided by operating activities		7,965
Net increase in cash and cash equivalents		7,965
Cash - beginning of year		22,876
Cash - end of year	$	30,841

See accompanying notes to financial statements.

Note 1 Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the "Partnership") was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. The Partnership Agreement provides that the Partnership is to terminate on December 31, 2029 unless terminated earlier in accordance with the terms of the Partnership Agreement.

The general partner of the Partnership is HJ Miller Company, Inc. and the current limited partners are Harold Miller and Robert Hardy. The general partner has an ownership interest of 1% and the limited partners have 64.35% and 34.65% interest, respectively.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services.

The Partnership evaluated subsequent events after the balance sheet date of December 31, 2009 through January 29, 2010.

Note 2 Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Success fees are recognized up on consummation of a transaction.

In 2009, all revenues were retainer fees earned from one customer. The customer's contract was for a term from September 1, 2009 through December 31, 2010 and provided for a monthly retainer which would be credited against any success fees earned pursuant to the Partnership's efforts to help raise capital or financing. The success fees call for a percentage based on funds raised plus either a percentage of working or royalty interest or a percentage of any Partnership formed or existing which uses the financing. If the Partnership terminates the contract, it is not entitled to receive the success fee. If the customer terminates the contract, the Partnership has five days to submit the list of potential investors to whom the Partnership has presented the financing or other transactions described in the contract. As of December 31, 2009, neither party had terminated the contract.

In December 2009, the customer stopped payment of the retainers which led Management to establish a reserve for doubtful accounts for $15,000. The Partnership does not intend to pursue payment of the unpaid retainer but will offset the allowance against success fee earned, if any, during the term of the contract.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Furniture, Equipment and Computer Software

The cost of fixed asset purchases is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of fixed assets sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently.

Depreciation and amortization expense is provided on a straight-line basis using the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Partnership's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Partnership must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2009, the Partnership's net capital, as defined, of $30,841 exceeded the required minimum by $25,841 and its ratio of aggregate indebtedness to net capital was 0 to 1.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2009. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2009.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Partnership operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Partnership does not hold customer funds or securities.

Note 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Company did not generate any revenue.

Note 7 Related Party Transactions

On January 1, 2007, Galway Capital, L.P. signed an agreement with Galway Group, L.P., a related party based on common ownership, to pay an incremental allocation services fees for the overhead expenses paid on behalf of the Partnership. In addition to the incremental allocation service fee, the Partnership will also pay a proportional allocation service fee for services provided to the Partnership equal to 90% of monthly adjusted net income. Total incremental allocation services fees was $5,250 for the year ended December 31, 2009 and proportional allocation service fee were waived for 2009.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR GALWAY CAPITAL, L.P.

December 31, 2009

COMPUTATION OF NET CAPITAL			
Total assets		$	32,101
Less - total liabilities			-
Net worth			32,101
Deductions from and/or charges to net worth			
Total non-allowable assets	1,260		
Other deductions or charges	-		
Total deductions from net worth			1,260
Net capital before haircuts on securities positions			30,841
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital *		$	30,841

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	-		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				30,841
Excess Net Capital			$	25,841
Aggregate Indebtedness			$	-
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	25,841
Ratio of aggregate indebtedness to net capital				- %
Ratio of subordinated indebtedness to debt/equity total				N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Partnership on form X-17A-5 on January 15, 2010, is not required as no difference exist.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Partners of
Galway Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Galway Capital, L.P. (the "Partnership"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

]40 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
January 29, 2010